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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)





                        NHANCEMENT TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                    65334P104
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                                 (CUSIP Number)


                                June 14, 1999
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)


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CUSIP No.       65334P104                              13G

1.       Name of Reporting Person

                  Amro International S.A.

         I.R.S. Identification No. of Above Person (entities only)



2.       Check the Appropriate Box if a Member of a Group              (a) [   ]
                                                                       (b) [ x ]

3.       SEC Use Only



4.       Citizenship or Place of Organization

                  Panama

Number of Shares           5.   Sole Voting Power

 Beneficially                               807,705 (see Note A)

Owned by Each              6.   Shared Voting Power

Reporting Person                            N/A

     With                  7.   Sole Dispositive Power

                                            807,705 (see Note A)

                           8.   Shared Dispositive Power

                                            N/A

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            807,705 (see Note A)

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares     [  ]

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11.      Percent of Class Represented by Amount in Row 9

                  12.1% (see Note A)

12.      Type of Reporting Person

                  CO


ITEM 1            (a)      NAME OF ISSUER

                           NHANCEMENT TECHNOLOGIES, INC.


                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           39420 Liberty Street, Suite 250
                           Fremont, CA 94538

ITEM 2            (a)      NAME OF PERSON FILING

                           Amro International S.A.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE

                           c/o Ultrafinance
                           Grossmunsterplatz 26
                           Zurich CH 8022, Switzerland

                  (c)      CITIZENSHIP

                           Panama

                  (d)      TITLE OF CLASS OF SECURITIES

                           Common Stock, $.01 par value

                  (e)      CUSIP NUMBER

                           65334P104


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ITEM 3            If This Statement is Filed Pursuant to Rule 13d-1(b), or
                  13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)      [ ] Broker or dealer registered under section 15 of the Act

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act

         (c)      [ ] Insurance company as defined in section 3(a)(19) of the
                      Act

         (d)      [ ] Investment company registered under section 8 of the
                      Investment Company Act of 1940

         (e)      [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E)

         (f)      [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g)      [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h)      [ ] A savings association as defined in section 3(b) of the
                      Federal Deposit Insurance Act

         (i)      [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j)      [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this
         box   [ x ]

ITEM 4            OWNERSHIP

         (a)      Amount beneficially owned:

                  807,705 (see Note A)

         (b)      Percent of class:

                  12.1% (see Note A)

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         (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:
                         807,705 (see Note A)

                  (ii) Shared power to vote or to direct the vote:
                         N/A

                  (iii) Sole power to dispose or to direct the disposition of:
                         807,705 (see Note A)

                  (iv) Shared power to dispose or to direct the disposition of:
                         N/A


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  N/A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10           CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 July 13, 1999
                                        -----------------------------------
                                                       (Date)

                                        AMRO INTERNATIONAL S.A.




                                        By: s/H.U. Bachofen
                                            -------------------------------
                                                    (Signature)


                                             H. U. Bachofen, Director
                                        -----------------------------------
                                                   (Name/Title)


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                                    NOTE A


This Form 13G represents ownership by Reporting Person of 351,134 shares of the Common Stock of the Issuer (5.64%).

Reporting Person also holds 4,375 shares of the Issuer's Series A Convertible Preferred Stock, ("Series A Stock") having a liquidation preference of $437,500. Pursuant to the terms of the Certificate of Designations for the Series A Stock, shares of Series A Stock are generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate (the "Conversion Price") equal to the lower of (i) the average closing bid price of the Common Stock for the 5 trading days prior to the original issue date of the Series A Stock, or (ii) 75% of the average closing bid of a share of Common Stock of the Issuer during the 5 trading days prior to the date ("Conversion Date") on which the Reporting Person submits a conversion notice ("Market Price"), but in no event less than $.60 per share.

The Series A Stock has a dividend rate of $5 per share. At the option of the Issuer, dividends may be paid in Common Stock at the then applicable Conversion Price.

The Series A Stock, however, is not currently fully convertible into shares of Common Stock of the Issuer by the holders, because, as contemplated by the June 11, 1999, Amendment Agreement to the Securities Purchase Agreement, dated as of April 13, 1998 which the Reporting Agreement and the Issuer are parties, the rights of Reporting Person to convert are restricted if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock at about $1.625 per share, be able to convert its Preferred Stock into 358,974 shares of Common Stock (5.45%). If dividends on the Series A Stock through June 2002 were paid in Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 53,750 shares (0.9%).

In addition, the Reporting Person holds three year warrants to purchase 43,750 shares of Common Stock (the "Warrant") at an exercise price of $1.37 per share. The Warrant restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer. At current market prices, it is unlikely that Reporting Person will exercise the warrants.

If all of the Series A Stock were currently fully convertible and converted, if the dividends on all such shares through June 2002 were paid in Common Stock at the same Conversion Price and if the Warrant were currently fully exercisable and exercised, the Reporting Person's total shares of Common Stock, when added to the shares currently held, would be 807,705 shares (12.1%).


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The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

Notwithstanding anything to the contrary contained herein, Reporting Person specifically disclaims any intent to acquire any shares of Common Stock to the extent the sum of (1) the number of shares of Common Stock beneficially owned by Reporting Person and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Series A Stock or the unexercised portion of the Warrant), and (2) the number of shares of Common Stock issuable upon the conversion of the Series A Stock or exercise of the Warrant with respect to which the determination of this proviso is being made, would result in beneficial ownership by Reporting Person and its affiliates of more than 9.99% of the outstanding shares of Common Stick (after taking into account the shares to be issued to Reporting Person upon such conversion or exercise), or would otherwise subject Reporting Person to any of the provisions of Section 16(b) of the Securities Exchange Act of 1934.